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                          June 17, 2024

       Edward Kaye
       Chief Executive Officer
       Stoke Therapeutics, Inc.
       45 Wiggins Avenue
       Bedford, MA 01730

                                                        Re: Stoke Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 13, 2024
                                                            File No. 333-280172

       Dear Edward Kaye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Julia Forbess